                                                                                                                      Doc. #308366 v.01

                                                                                                                        Doc. #606841v.1

                                                                                                                        Doc. #606841v.1
                                                FILED PURSUANT TO RULE 424(B)(3)
                                                FILE NUMBER 333-86990

                 THIS DOCUMENT CONSTITUTES PART OF A PROSPECTUS
                  COVERING SECURITIES THAT HAVE BEEN REGISTERED
                        UNDER THE SECURITIES ACT OF 1933

                               EP MEDSYSTEMS, INC.
                FIRST SUPPLEMENT TO PROSPECTUS DATED MAY 10, 2002
                  RELATING TO 3,239,685 SHARES OF COMMON STOCK

                                 August 19, 2002

     You should  read this  prospectus  supplement  and the  related  prospectus carefully  before you invest.  Both  documents  contain  information  you should consider when making your  investment  decision.  References in this  prospectus supplement to "EP Med," "we," "us" and "our" refer to EP MedSystems, Inc., a New
Jersey corporation. Capitalized terms not defined herein shall have the meanings ascribed to them in the Prospectus dated May 10, 2002.

     With  respect to the Risk  Factor  entitled  "Our  business  and  financial condition are subject to various risks and  uncertainties  arising from domestic and  international  laws and  regulations",  in June 2002 the U.S. Food and Drug
Administration  conducted  a  limited  scope  re-affirmation  visit  at our West
Berlin,  New Jersey  manufacturing  facility  which was  required  because  this facility needed clearance for a GMP/PMA  approval.  The FDA has informed us that it was  satisfied  with this  follow-up  visit and it has no negative or "I-483"
observations  to report from the visit.  As a result,  we now have  satisfactory compliance  status with the FDA. While we are now in compliance,  we are subject to additional  inspections by the FDA in the normal course and cannot be certain that we will be in full compliance during any future inspections.  If the FDA is not satisfied with a future  inspection,  it could require us to make additional changes as it has in the past or, it could take  regulatory  actions  against us
including  license   suspension,   revocation  and/or  denial,   seizure  and/or
injunction and/or civil penalties.

     With respect to the Risk Factor entitled "We must comply with the continued
listing  requirements  of the Nasdaq  National  Market or we may be  delisted or down-listed  to the Nasdaq  SmallCap  Market",  effective  November 1, 2002, the
Nasdaq National  Market will change from the current  tangible net asset listing standard to a new standard  that will  require  companies to have $10 million in stockholders'  equity to qualify for continued listing.  As of June 30, 2002, we had approximately $4.3 million in stockholders' equity. While we are considering various  alternatives to comply, we cannot be sure that we will be successful in our efforts to comply with the continued  listing  requirements in the future or that if we fail to do so on a temporary  basis that the Nasdaq  National  Market will  allow us to  continue  to list on that  system.  Our  failure to comply or promptly to cure a  noncompliance  could  result in our stock being  delisted or down-listed to the Nasdaq SmallCap Market. If our stock is delisted, trading, if any, in the stock would thereafter be conducted in the  over-the-counter  market in the  "pink  sheets"  or  the  National  Association  of  Securities  Dealers'
"Electronic  Bulletin  Board" and the liquidity of our stock could be materially impaired.

The date of this prospectus supplement is August 19, 2002.